UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	January 29, 2010	Announcement Regarding Capital Reduction of a Consolidated Subsidiary

2	January 29, 2010	Announcement Regarding Business Transfer between Consolidated Subsidiaries and Merger of a Consolidated Subsidiary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: February 1, 2010

Exhibit 1
(English Translation)
January 29, 2010
To Whom It May Concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
For Inquiries: Masaya Wakabayashi
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Announcement Regarding Capital Reduction of a Consolidated Subsidiary
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors resolved at a meeting held on January 29, 2010 to reduce the capital of Lecien Corporation (“Lecien”), a subsidiary (a “specified” subsidiary as defined under the Financial Instruments and Exchange Law) of the Company.
Notes
1.	Reason for Capital Reduction

To optimize capital and enhance the financial strength of Lecien

2.	Outline of Specified Subsidiary

(1)	Trade Name:	Lecien Corporation

(2)	Name of Representative:	Naofumi Nomura

(3)	Location:	634, Shichi-Kannon-cho, Rokkaku-sagaru,
Karasuma-dori, Nakagyo-ku, Kyoto

(4)	Date of Incorporation:	August 24, 1946

(5)	Business Description:	Manufacturing and wholesale sales of women’s
innerwear and clothing, lace and other
handicrafts accessories

(6)	Shareholder:	Wacoal Holdings Corp. (100%)
3.	Content of Capital Reduction
(1)	Amount to be reduced: The sum of 4,106,800 thousand yen of the capital of Lecien will be reduced by 4,016,800 thousand yen to 90,000 thousand yen.

(2)	Method of capital reduction:

The capital amount will be reduced without compensation and transferred to other additional paid-in capital. No reduction will be made to the number of issued and outstanding shares of Lecien.

1

4.	Schedule of Capital Reduction

(1)	Lecien’s extraordinary shareholders’ meeting to approve the capital reduction:	January 29, 2010

(2)	Scheduled deadline for creditors to object:	March 3, 2010

(3)	Scheduled date of capital reduction (effective date):	March 31, 2010
5.	Outlook
     We believe that the effect on the Company, our consolidated income statement and net assets will be minor. In addition, after completion of the capital reduction, Lecien will no longer be a “specified” subsidiary of the Company.
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2

Exhibit 2
(English Translation)
January 29, 2010
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi, General Manager, Corporate Planning
(Telephone: 075-682-1006)
Announcement Regarding Business Transfer between Consolidated Subsidiaries and Merger of a
Consolidated Subsidiary
     We hereby announce that on January 29, 2010, our board of directors approved the transfer of the businesses of Studio Five Corp. (“Studio Five”) and Wacoal Dublevé Corp. (“Wacoal Dublevé”) to Wacoal Corp. (“Wacoal”) ((each, a “business transfer” and collectively, the “business transfers”)), a consolidated subsidiary of Wacoal Holdings Corp. (“Wacoal Holdings”), and resolved to merge Studio Five into Wacoal Holdings (the “Merger”).
     Please note that because the Business Transfers are between consolidated subsidiaries and the Merger is a simplified merger of a consolidated subsidiary, some information in this announcement is abbreviated.
NOTES
1.	Business Transfer from Studio Five to Wacoal and Merger of Studio Five into Wacoal Holdings

1)	Reason for Business Transfer and Merger
     For the purpose of achieving a more efficient development of the production system and product/brand strategy for the domestic business of our group, the business of Studio Five, which engage in the planning, production and sales of innerwear related products, will be transferred to Wacoal and Studio Five will be merged into Wacoal Holdings, its holding company.
2)	Outline of Subsidiary of the Business to be Transferred

Trade Name:	Studio Five Corp.
     *Please see Section 8) “Outline of Parties in Merger” for more information.
3)	Outline of Transferee (Subsidiary of Wacoal Holdings)

Trade Name:	Wacoal Corp.

Location of Principal Office:	29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

Name of Representative:	Yoshikata Tsukamoto, President and Representative Director

Capital Amount:	5,000 million yen

Major Shareholder:	Wacoal Holdings Corp. (100%)

Business Description:	Manufacturing and wholesale sales of innerwear, outerwear, sportswear, other textile and related products and direct sales of certain products to consumers

Date of Incorporation:	October 1, 2005

Relationship with Wacoal Holdings:	Consolidated subsidiary
4)	Schedule of Business Transfer and Merger

Board meeting to approve the Business Transfer and Merger:	January 29, 2010
Execution of Business Transfer Agreement:	January 29, 2010
Execution of Merger Agreement:	January 29, 2010
Scheduled date of Business Transfer:	March 30, 2010
Scheduled date of Merger:	March 31, 2010
5)	Method of Merger
     Wacoal Holdings will be the surviving company and Studio Five will be the dissolving company.
6)	Allocation in Merger
     Because Wacoal Holdings holds all shares of Studio Five, there will be no issuance of new shares, increase in capital nor payment of cash upon Merger.
7)	Treatment of Share Acquisition Rights and Bonds with Share Acquisition Rights of Dissolving Company
Not applicable.

8)	Outline of Parties in Merger
(As of March 31, 2009)

(1) Trade Name	Wacoal Holdings Corp. (surviving company)	Studio Five Corp. (dissolving company)

(2) Location of Principal Office	29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto	1-23-6, Yanagibashi, Taito-ku, Tokyo

(3) Name of Representative	Yoshikata Tsukamoto, President and Representative Director	Tomoyasu Ito President and Representative Director

(4) Business Description	Manufacturing and wholesale sales of innerwear, outerwear, sportswear, other textile and related products and direct sales of certain products to consumers	Manufacturing and wholesale sales of innerwear and related products

(5) Capital Amount	13,260 million yen	50 million yen

(6) Date of Incorporation	November 1, 1949	August 1, 1987

(7) Number of Outstanding Shares	143,378,085 shares	1,000 shares

(8) Fiscal Year End	March 31	March 31

(9) Major Shareholders and Shareholding Ratio	The Bank of New York Mellon as Depositary Bank for Depositary Receipts Holders (12.13%)	Wacoal Holdings Corp. (100%)
Meiji Yasuda Life Insurance Company (4.88%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (4.87%)
Mika Noguchi (4.67%) Japan Trustee Services Bank, Ltd. (trust account) (3.84%)

(10) Net Assets	165,873 million yen (consolidated)	(120) million yen

(11) Total Assets	213,486 million yen (consolidated)	730 million yen

(12) Sales	172,276 million yen (consolidated)	1,737 million yen

(13) Operating Income/(loss)	10,129 million yen (consolidated)	(65) million yen

(14) Net Income/(loss)	5,230 million yen (consolidated)	(73) million yen

9) Post-Merger Status
     There will be no change to the trade name, location of the principal office, representative, business description and capital amount of Wacoal Holdings as a result of the Merger.
10) Outlook
     Because the Merger is a merger of Wacoal Holdings and its wholly owned consolidated subsidiary and the Business Transfer is between our wholly owned consolidated subsidiaries, we believe that the effect of such Business Transfer and Merger on our consolidated income statement and net assets will be minor. In addition, because all the business as of the dissolving company will be transferred to Wacoal, the sales and income of Wacoal Holdings will not be effected during and after the current fiscal year. The amount of assets and liabilities Wacoal Holdings will assume as a result of the Merger will be announced separately when fixed.
2. Business Transfer from Wacoal Dublevé to Wacoal
1) Reason for Business Transfer
     Wacoal Dublevé was established to engage in the direct retail store business of semi-customized products for women’s innerwear. However, in order to expand and broaden direct contacts with consumers, it has begun to sell products at department stores, which are the main business partners of Wacoal. Consequently, we have decided to transfer its business to Wacoal in order to build a more efficient business promotion structure (i) in the expansion of business areas by making full use of Wacoal’s sales ability and (ii) in sales by coordinating with existing shops.
2) Outline of Subsidiary to be Transferred

Trade Name:	Wacoal Dublevé Corp.

Location of Principal Office:	103, Shichijyo Goshonouchi Minamimachi, Shimogyo-ku, Kyoto-shi, Kyoto

Name of Representative:	Hiroshi Hyogo, President and Representative Director

Capital Amount:	50 million yen

Major Shareholder:	Wacoal Holdings Corp. (100%)

Business Description:	Manufacturing and sales of semi-custom underwear and sales of related products

Date of Incorporation:	April 3, 2006

Relationship with Wacoal Holdings:	a consolidated subsidiary

3) Outline of Transferee (Subsidiary of Wacoal Holdings)

Trade Name:	Wacoal Corp.

Location of Principal Office:	29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

Name of Representative:	Yoshikata Tsukamoto, President and Representative Director

Capital Amount:	5,000 million yen

Major Shareholder:	Wacoal Holdings Corp. (100%)

Business Description:	Manufacturing and wholesale sales of innerwear, outerwear, sportswear, other textile and related products and direct sales of certain products to consumers

Date of Incorporation:	October 1, 2005

Relationship with Wacoal Holdings:	Consolidated subsidiary
4) Schedule of Business Transfer

Board meeting to approve the Business Transfer:	January 29, 2010
Execution of Business Transfer Agreement:	January 29, 2010
Scheduled date of Business Transfer:	April 1, 2010
Please note that Wacoal Dublevé is planned to survive the Business Transfer for the time being in order to continue a part of its business, such as the collection of its outstanding receivables.
5) Outlook
     We believe that the effect of the Business Transfer on our consolidated business results for current fiscal year will be minor.
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